Contact

www.linkedin.com/in/ken-boyce-29527551 (LinkedIn)

Top Skills

Franchise Development
Franchising
Training

Certifications

Cybersecurity at Work
Cybersecurity Awareness: Cybersecurity Terminology
Cybersecurity Awareness: Social Engineering
The Cybersecurity Threat Landscape
Cybersecurity for Executives

Ken Boyce

Managing Director USA | Driving Growth & Innovation For Our Franchisees | Leadership | Strategy | Business Development
United States

Summary

Tired of working for someone else's dream? Or feeling trapped in corporate America? Turn your executive experience into financial freedom and work-life balance with franchise ownership.

For 30 years, I've been obsessed with the power of franchising. I've seen it from every angle:

→ : I owned and operated multi-unit franchises, experiencing the challenges and rewards firsthand.
→ : I helped brands scale nationwide and experience exponential growth.
→ : I co-founded a major salon franchise that now boasts over 250 locations, understanding the complexities of building a successful brand.

Now, I leverage this extensive experience to empower our franchisees at CyberGlobal. Striving to have all of our franchisees achieve their goals and be part of a community that they can be proud to call home.

The vision is to be a highly success franchise company but just as important to be one of the most respected franchise companies in the industry.

Experience

CyberGlobal

Managing Director USA
October 2024 - Present (1 year)
Sarasota, Florida, United States

CyberGlobal is at the forefront of innovative cybersecurity solutions, specializing in safeguarding businesses from ever-evolving digital threats. We provide comprehensive services that span from threat detection and

prevention to data protection and incident response. With a commitment to excellence, CyberGlobal empowers organizations to protect their critical assets, ensuring seamless business continuity in a rapidly changing cyber landscape.

Our expert team combines cutting-edge technology with in-depth industry knowledge, delivering tailored cybersecurity strategies that meet the unique needs of businesses across various sectors. From small enterprises to large corporations, we help build resilient infrastructures that combat cyberattacks and enhance overall security posture.

At CyberGlobal, we believe in proactive security measures, continuous learning, and staying ahead of the latest cybersecurity trends. Partner with us to safeguard your digital future.

America's Franchise Expert
Franchise Advisor | Franchise Mentor
September 2015 - September 2024 (9 years 1 month)
Sarasota, Florida Area

For 30 years, I've immersed myself in every aspect of franchising, witnessing its transformative power firsthand. At America's Franchise Expert, I leverage this extensive experience, having been involved in all facets of the franchise industry – from franchisee to developer to franchisor. This comprehensive insider knowledge ensures I guide you towards the perfect franchise opportunity that aligns with your goals and desired lifestyle.

Witnessing the transformation of countless clients is what truly fuels my passion. I've seen corporate employees double, triple, and even quadruple their income through franchise ownership. This financial freedom allows them to pursue their passions and build a secure future for their families.

Here's how it works:

There are no upfront costs for my services as I'm compensated directly by the franchisor upon successful placement. As a comparison, I work like a headhunter… but for you.

➤ : We start with an in-depth consultation to understand your goals, risk tolerance, and desired lifestyle. Based on this, I create your personal profile that identifies the best franchise fit.

➤ : Forget sifting through endless options. I leverage my industry knowledge to handpick franchise opportunities that perfectly align with your profile.

➤ : You'll be empowered to navigate the due diligence process with my comprehensive checklist and ongoing coaching. No question is left unanswered.

➤ : You're not alone. Our relationship extends beyond franchise selection. I'm your ongoing resource and advocate, providing continued guidance and support.

Discover how franchise ownership can potentially transform your life and financial future. A free consultation will answer all your questions and you can decide if I'm the right person to assist you.

Email ken@americasfranchiseexpert.com or call 941-264-4987.

Suite Management Franchising
Franchisor
2011 - 2015 (4 years)
Sarasota, Florida

MY SALON Suite. Start-up franchise company providing real estate/property management opportunity in the salon business. First location opened in 2010 in New Orleans, LA. Started franchising in July of 2012. Currently there are over 250 locations nationwide.

The business model was developed to help salon professionals make the transition of working at a traditional salon, to owning their own salon business.

I had a great experience with MY SALON SUITE to expand my franchise experience as being a franchisor. It was wonderful to see our franchise owners sign their franchise agreements to growing thriving businesses. The experience was incredibly rewarding and better prepared myself to be a professional franchise consultant and advisor.

BrandONE Franchise Development
Franchise Consultant | Franchise Advisor
2005 - 2011 (6 years)
Sarasota, Florida

I offered independent franchise development services for franchisors looking to expand their franchise brands nationwide. Worked with 8 different franchise companies.

Set strategy, direction, and focus on emerging franchisors that could utilize our relationships and experience with the franchise broker community to excel their growth.

• Identified and evaluated franchisor potential relationships.
• Developed sales process and systems used by in-house franchise development managers.
• Sold franchises for franchisor partners.

Autoqual
Franchisee
2001 - 2005 (4 years)

Built a franchise business to service over 60 new car dealerships. Provided an interior restoration and maintenance service to help car dealers maximize the profit on their vehicles.

Pillar To Post Home Inspectors
Franchise Development Manager
1995 - 2001 (6 years)

Education

Saint Mary's University

Bachelor of Commerce (B.Com.), Finance · (1986 - 1990)